November 30, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. James O’Connor

Re:       Post-Effective Amendment No. 63 and Amendment No. 65 (the “Amendment”) to the Registration Statement on Form N-1A of HighMark Funds (the “Trust”) (File Nos. 033-12608 and 811-05059)

Dear Mr. O’Connor:

As requested, this letter responds to the comments provided by you on November 12, 2010 regarding the Amendment, which was filed with the Securities and Exchange Commission (the “SEC”) on September 20, 2010 and is related to 29 series of the Trust (each a “Fund” and collectively, the “Funds”). For convenience of reference, each comment has been summarized before the relevant response. Capitalized terms not defined herein shall have the same meanings ascribed to them in the prospectuses (the “Prospectuses”) in the Amendment.

A.	Comments Applicable to All Funds or Groups of Funds

1.      Comment: On the front cover of the Prospectuses, please consider deleting the words “The smarter approach to investing.” Such disclosure is not required by Item 1 of Form N-1A.

Response: The instruction to Item 1(a) of Form N-1A provides that a fund “may include on the front cover page ... any additional information, subject to the requirement set out in General Instruction C.3(b).” General Instruction C.3(b) states that a fund may include “information in the prospectus or the SAI that is not otherwise required. For example, a [f]und may include charts, graphs, or tables so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

The language “The smarter approach to investing.” is the tagline of the Trust that appears on most Trust materials. We respectfully submit that this language does not obscure or impede understanding of the information that is required to be included on the front cover.

2.      Comment: On the front cover of the Prospectuses, please consider inserting a paragraph break prior to the sentence, “As with other investments, you could lose money on your investment in a mutual fund.”

Response: The requested change has been made.

3.      Comment: In the second sentence of the “Fees and Expenses of the Fund” section of the Equity, Fixed Income and Asset Allocation (“EFIAA”) Class A, Class B and Class C (“Retail”) Prospectus, please consider deleting the words “on purchases of Class A Shares”, so as to comply with Item 3 of Form N-1A.

Response: The Trust respectfully declines to make this change. The Trust believes that the words “on purchases of Class A Shares” is concise and helpful to shareholders, given that the sales charge discounts for purchases of $50,000 or more only apply to Class A Shares.

4.      Comment: In the EFIAA Retail Prospectus, for Funds that have the footnote to the Shareholder Fees table that states that the redemption fee and exchange fee are only applicable to Class A Shares held 30 days or less, please consider deleting such footnote. Please also consider adding the substance of such footnote to the Exchange Fee and Redemption Fee sub-captions in the Shareholder Fees table.

Response: The requested changes have been made.

5.      Comment: Please confirm supplementally that the shareholder servicing fee for the Class A Shares and the Class B Shares of the Funds will be reflected in the Annual Fund Operating Expenses tables.

Response: The Trust has confirmed that the shareholder servicing fee for the Class A Shares and the Class B Shares of the Funds paid during the relevant period will be reflected in the Annual Fund Operating Expenses tables. The shareholder servicing fee is paid outside of the Funds’ 12b-1 plan, and therefore will be included in the “Other Expenses” category in the Annual Fund Operating Expenses tables.

6.      Comment: Please confirm supplementally that, for each Fund that will not have a sub-caption in its Annual Fund Operating Expenses table regarding Acquired Fund Fees and Expenses, the fees and expenses incurred by such Fund as a result of investment in shares of one or more Acquired Funds (as that term is defined in Item 3 of Form N-1A) did not exceed 0.01% of the average net assets of such Fund during the relevant period, and, as a result, such Fund is not required to include such sub-caption in its Annual Fund Operating Expenses table regarding Acquired Fund Fees and Expenses.

In addition, please confirm supplementally whether any of the Funds that will include an Acquired Fund Fees and Expenses sub-caption invest exclusively in Acquired Funds that are exchange-traded funds (“ETFs”). If Acquired Funds are only ETFs, please replace the sub-caption “Acquired Funds” with “ETFs.”

Response: The Trust has confirmed that the Prospectuses will include the Acquired Fund Fees and Expenses sub-caption for each Fund required by Item 3 of Form N-1A to include such disclosure.

The Trust has confirmed that none of the Funds that will include an Acquired Fund Fees and Expenses sub-caption invest exclusively in Acquired Funds that are ETFs.

7.      Comment: In the Annual Fund Operating Expenses table of the Prospectuses, please consider replacing “Net Expenses” with “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” per Instruction 3(e) of Item 3 of Form N-1A.

Response: The Trust respectfully declines to make this change. Instruction 3(e) of Item 3 of Form N-1A provides that the Funds “should use appropriate descriptive captions, such as…‘Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement].’” The Trust believes “Net Expenses” is an appropriate descriptive caption.

8.      Comment: In the EFIAA Retail Prospectus, please consider deleting the footnote to the Annual Fund Operating Expenses table, which states, “If you sell Class A Shares within one year of buying them and you purchased those Shares without a sales charge because your initial investment was $1 million or greater, you must pay a Deferred Sales Charge of 1.00%.”

Response: The Trust respectfully declines to make this change. The Trust believes that the information currently provided in the footnote is concise and helpful to shareholders, particularly given that the fee in question is charged only in certain specific circumstances as noted.

9.      Comment: Please explain supplementally what is meant by the phrase “certain pooled investment vehicles” in the footnote to the Annual Fund Operating Expenses table that relates to the fee waivers and expense reimbursements.

Response: The term “certain pooled investment vehicles” is copied from the expense reiumbursement agreement that is being described in this footnote. The Trust interprets this term to include “Acquired Funds” as defined in Instruction 3(f)(i) to Item 3 of Form N-1A as well as other pooled investment vehicles, such as common trust funds.

10.     Comment: In the footnote to the Annual Fund Operating Expenses table explaining the Funds’ contractual fee waiver and expense reimbursement, please briefly describe who can terminate the arrangement and under what circumstances, as required by Instruction 3(e) to Item 3. Please also consider deleting the phrase “at which time the Adviser will determine whether or not to renew or revise it.”

Response: The Funds’ contractual fee waiver and expense reimbursement does not contemplate early termination by either party. The phrase “at which time the Adviser will determine whether or not to renew or revise it” was included in order to be responsive to Instruction 3(e). As a result, the phrase has not been deleted.

11.     Comment: In the Example in the “Fees and Expenses of the Fund” section of the Prospectuses, please add “net for year one and total thereafter” after “operating expenses” in the sentence starting with “The Example also assumes that your investment…”.

Response: The following disclosure has been added in the requested location: “(net for year one and total thereafter)”. Notwithstanding the foregoing, for Funds in the EFIAA Retail Prospectus for which this comment is only applicable to Class A Shares, the disclosure has been revised as follows: “(for Class A Shares, net for year one and total thereafter)”.

12.       Comment: Please confirm that the portfolio turnover rate will be disclosed for each Fund.

Response: The Trust has confirmed that the portfolio turnover rate will be disclosed for each Fund.

13.       Comment: For Funds that state that the Fund will invest a certain percentage of its assets in investment grade securities without defining what the Fund considers to be investment grade, please disclose in the “Principal Investment Strategies” section of the Prospectuses what the relevant Fund considers to be investment grade.

Response: The following sentence has been added to the “Principal Investment Strategies” section of the Prospectuses for the relevant Funds:

“The Fund considers a security to be investment grade if it is rated BBB- or better by Standard & Poor’s; Baa3 or better by Moody’s Investors Service, Inc.; similarly rated by another nationally recognized securities rating organization; or, if not rated, determined to be of comparably high quality by the Fund’s Adviser.”

14.       Comment: For Funds that state that the Fund may invest in “securities”, “other securities”, “equity securities”, “stocks”, “other types of securities”, “foreign securities” and “other types of debt securities” as part of their principal investment strategies, please disclose in greater detail what securities or stocks are intended to be included. In particular, please consider clarifying whether “other securities” may include derivatives.

Response: The Trust respectfully declines to make this requested change. The Trust considers the phrase “other securities” and other similar phrases to be important, broad disclosure, as such phrases inform the reader that the specific securities included may not be an exhaustive list of the particular securities in which the Fund may invest.

The phrase “other securities” may include derivatives for certain Funds. For Funds that intend to invest in derivatives as a principal investment strategy, disclosure on derivatives is included in each such Fund’s “Principal Investment Strategies” section.

15.       Comment: For each Fund that states in its “Principal Investment Strategies” section that investing in derivatives may be a principal investment strategy of the Fund, please consider adding to the Fund’s “Principal Risks” section a principal risk describing the risks associated with investing in derivatives.

Response: With respect to each such Fund, the following principal risk has been added:

“Derivatives Risk: Instruments whose value is derived from an underlying contract, index or security, or any combination thereof. Derivatives may be more sensitive to changes in economic or market conditions than other types of investments. Losses on derivatives may significantly exceed the Fund’s original investment. Many derivatives create investment leverage and may be highly volatile. Derivatives also expose the Fund to the risk that the counterparty will not fulfill its contractual obligations.”

16.       Comment: Please consider defining the terms “other derivatives” and “other derivative instruments” where they appear in the “Principal Investment Strategies” sections of the Funds.

Response: The Trust respectfully declines to make these changes, as the universe of potential derivative instruments frequently changes, and the Funds wish to retain the flexibility to invest in other derivative instruments as they are developed, subject to the restrictions on the Funds’ use of derivatives already included in the Prospectuses.

17.       Comment: For Funds that state that the Fund will invest primarily in small-, mid- or large-capitalization companies, or other similar disclosure that refers to companies within specific market capitalization ranges, please disclose what the Fund considers to be a small-, mid- or large-capitalization company.

Response: For HighMark Fundamental Equity Fund, the following disclosure has been added:

“The Fund invests primarily in common stocks of large U.S. companies. The Fund generally considers a company to be a large U.S. company if the company’s capitalization is greater than $1 billion. The Fund makes market capitalization determinations at the time of purchase of any security.”

For HighMark Large Cap Value Fund, the following disclosure has been added:

“The Fund will generally invest in companies with large capitalizations, and it is anticipated that a majority of such companies will pay dividends. The Fund considers a company to be a large capitalization company if the company’s capitalization is within the range of those companies in the Russell 1000 Value Index. As of September 30, 2010, the market capitalization of companies that issue stocks included in the Russell 1000 Value Index ranged from approximately $192 million to $315 billion. The Fund makes market capitalization determinations with respect to a security at the time of purchase of such security.”

Except as noted below, for additional Funds that state that the Fund will invest primarily in small-, mid- or large-capitalization companies, without defining such terms or otherwise describing the market capitalization range of the companies in which the Fund will invest, similar disclosure (but with different capitalization ranges or different dollar amounts) has been added.

18.       Comment: For each equity Fund, please consider disclosing the risks associated with growth- or value-style investing, as appropriate.

Response: We respectfully note that the equity Funds include the following principal risk: “Investment Style Risk: The risk that the particular type of investment on which the Fund focuses may under-perform other asset classes or the overall market.” As such, we have left this disclosure unchanged.

19.       Comment: For each Fund that includes ETF risk in its “Principal Risks” section in the relevant Prospectus(es), please consider expanding the principal risk on ETFs in the Prospectuses to disclose that there is a risk that arbitrage will not work efficiently and there may be a significant discrepancy from time to time between the net asset value of an ETF and the price at which the ETF trades on an exchange, particularly in the event of a sudden steep market decline such as the “flash crash” that occurred May 6, 2010. In addition, please revise the disclosure to state that Fund shareholders will bear extra costs if the Fund invests in exchange-traded funds.

Response: The Exchange-Traded Funds Risk has been revised as follows:

“ETFs charge their own fees and expenses; thus, shareholders of the Fund will bear extra costs, such as duplicative management fees, brokerage commissions and related charges, when the Fund invests in ETFs. In addition, there may from time to time be a significant discrepancy between the net asset value of an ETF and the price at which the ETF trades on an exchange.”

20.       Comment: For each Fund, please clarify the paragraph in the “Principal Risks” section regarding the Fund’s share price volatility. In particular, please consider defining “securities with additional risks,” adding the heading “High Turnover Risk” and separating the paragraph into two different paragraphs. Also, please clarify supplementally the disclosure regarding active trading risk.

Response: The paragraph has been deleted in its entirety for each Fund.

21.       Comment: Please consider deleting the following sentence in the Prospectuses: “For more information about the Fund’s risks, please see ‘Glossary of Investment Risks’ and ‘Instruments, Investment Techniques and Risks.’”

Response: The requested change has been made.

22.       Comment: In the “Performance Information” section for the EFIAA Retail Prospectus, please consider revising the first sentence below the heading as follows:

“The information provides some indication of the risks of investing in the Fund by showing changes in the performance of the Fund’s Shares from year to year and by showing how the average annual returns of the Fund’s Shares compare with those of a broad measure of market performance.”

Response: The Trust respectfully declines to make these changes. The Trust believes that the words requested to be omitted are helpful to shareholders, given that the bar chart only contains performance information on Class A Shares and the table contains performance information on Class A, Class B and Class C Shares. The Trust also believes that stating that there are three broad measures of market performance is helpful to shareholders because it is more accurate.

23.       Comment: In the “Performance Information” section for the Prospectuses, please consider moving any description of performance information reflecting a different class or a predecessor or merged fund from before the bar chart and table to after the bar chart and table.

Response: The requested changes have been made.

24.       Comment: In the section “Performance Information” for the EFIAA Retail Prospectus, please consider deleting the paragraph, “Sales loads assessed for the Fund’s Class A Shares are not reflected in the bar chart. If sales loads were reflected, returns would be less than those shown below.”

Response: The Trust respectfully declines to make this change. The Trust considers this important disclosure and that failure to include this disclosure could confuse readers.

25.       Comment: Please consider changing the format of the Average Annual Total Returns table for Funds with classes with different inception dates so that the returns for the broad-based securities market index are not interspersed among the returns of the multiple classes.

Response: The Trust respectfully declines to make this change. The Trust notes that Instruction 2(e) of Item 4(b) of Form N-1A requires the returns for a broad-based securities market index to precede or follow all of the returns for a fund or a series rather than be interspersed with the returns of the fund or series. The instruction is ambiguous with respect to multiple class funds and does not address the appropriate format for multiple class funds with different inception dates. The Trust further notes that the presentation of the benchmark index’s returns after the returns of each class is consistent with the requirements of Instruction 3(c)(iii) to Item 4(b) with respect to multiple class funds that present more than one class together in the table. Specifically, the Funds’ presentation of their benchmark indexes’ returns since the inception of each share class is consistent with Instruction 3(c)(iii)’s requirement that nothing be interspersed between the returns required by paragraphs 4(b)(2)(iii)(A), (B) and (C) of Item 4.

26.       Comment: In the paragraph regarding after-tax returns in the “Performance Information” section of the EFIAA Retail Prospectus, please consider deleting the sentence: “After tax returns are shown for only one class in the prospectus and after-tax returns for other classes will vary.”

Response: Item 4(b)(2)(iv) of Form N-1A states, “Adjacent to the table required by paragraph 4(b)(2)(iii), provide a brief explanation that ... (C) If the Fund is a Multiple Class Fund that offers more than one Class in the prospectus, after-tax returns are shown for only one Class and after-tax returns for other Classes will vary[.]” As a result, the Trust respectfully declines to make the requested change.

27.       Comment: Please explain supplementally why some Funds that use blended fund performance adjust for 12b-1 fees and shareholder servicing fees while others do not adjust for 12b-1 fees and shareholder servicing fees.

Response: The Trust understands that either method of calculating performance is permitted by SEC guidance as long as the performance information is accompanied by adequate disclosure. The Trust is taking this comment under advisement and the Trust is undertaking a review of the performance calculations.

28.       Comment: Please consider changing the sentence in the “Management” section of the Prospectuses from “The primary portfolio managers for the Fund are:” to “The portfolio managers primarily responsible for the day-to-day management of the Fund’s portfolio are:”

Response: The requested change has been made.

29.       Comment: Please consider deleting the parenthetical in the following sentence in the “Purchase and Sale of Fund Shares” section for the Funds in the EFIAA Retail Prospectus and the Prospectus for the Retail Shares of HighMark 100% U.S. Treasury Money Market Fund, HighMark California Tax-Free Money Market Fund, HighMark Diversified Money Market Fund, HighMark Treasury Plus Money Market Fund and HighMark U.S. Government Money Market Fund (the “Money Market Funds”): “Purchase minimums for Class A or Class C Shares of the Fund generally are $1,000 for initial purchases and $100 for additional purchases (minimums may be reduced or waived for certain types of investors).”

Response: The Trust respectfully declines to make this change. The Trust considers this important disclosure and that failure to include this disclosure could confuse readers.

30.       Comment: Please consider deleting the words “In general” in the following sentence in the “Purchase and Sale of Fund Shares” section in the Prospectuses: “In general, you may purchase or redeem Shares on any day that the New York Stock Exchange is open for business by contacting your financial professional; writing to HighMark Funds, c/o Boston Financial Data Services, P.O. Box 8416, Boston, MA 02266-8416; or by calling 1-800-433-6884.”

Response: The Trust respectfully declines to make this change. The Trust considers this important disclosure, given that there may be limited circumstances in which the New York Stock Exchange could be open for business but the Funds would not be accepting purchase and redemption requests, as permitted by the Investment Company Act of 1940, as amended (the “1940 Act”).

31.       Comment: Please revise the “Tax Information” section in the Prospectuses as follows:

“The Fund’s distributions are generally taxable to you as ordinary income or capital gains, unless you are investing through a tax-

advantaged arrangement, such as a 401(k) plan or an individual retirement account.”

Response: The requested change has been made.

32.       Comment: Please consider adding a definition of duration for HighMark Bond Fund, HighMark California Intermediate Tax-Free Bond Fund, HighMark National Intermediate Tax-Free Bond Fund, HighMark Short Term Bond Fund and HighMark Wisconsin Tax-Exempt Fund’s (the “Fixed-Income Funds”), where appropriate.

Response: The following disclosure has been added to each of the Fixed-Income Fund’s “Principal Investment Strategies” section:

“Duration is a measure of a bond price’s sensitivity to a given change in interest rates. Generally, the longer a bond’s duration, the greater its price sensitivity to a change in interest rates.”

33.       Comment: In the “Principal Investment Strategies” sections of HighMark Income Plus Allocation Fund, HighMark Growth & Income Allocation Fund, HighMark Capital Growth Allocation Fund and HighMark Diversified Equity Allocation Fund (the “Asset Allocation Portfolios”), please consider adding disclosure stating what percentage of assets will be invested in other funds.

Response: The Trust respectfully declines to make this change. The section “Other Investment Matters” in the Prospectus provides a chart listing the Asset Allocation Portfolios’ target investment range in each underlying fund and other investments. The Trust believes this is sufficient disclosure.

34.       Comment: In the “Principal Investment Strategies” section of the Asset Allocation Portfolios, please clarify the meaning of the phrase “using a fund-of-funds approach” in the sentence, “The portfolio managers determine the percentage of assets that will be invested in various securities and funds, as well as market sectors, using a fund-of-funds approach.”

Response: The sentence has been removed.

35.       Comment: For the Asset Allocation Portfolios, foreign investment risk is included as a principal risk, but there appears to be no mention of foreign funds in the “Principal Investment Strategies” section.

Response: The following revision will be made to each Asset Allocation Portfolio’s “Principal Investment Strategies” section:

“The Fund invests in other HighMark Funds and may invest in equity and fixed-income funds that are not affiliated with HighMark Funds, including funds that invest in non-U.S. securities.”

36.       Comment: Please consider adding to the “Principal Investment Strategies” sections of the Asset Allocation Portfolios the extent to which the Asset Allocation Portfolios invest in foreign funds, including whether there is a limit on the Asset Allocation Portfolios’ investments in foreign funds.

Response: The Trust respectfully declines to make this change. The section “Other Investment Matters” in the Prospectus provides a chart listing the Asset Allocation Portfolios’ target investment range in each underlying fund and other investments, including their intended investment range in HighMark International Opportunities Fund, as well as their intended investment range in non-affiliated funds and other investments. The Trust believes this is sufficient disclosure.

37.       Comment: Please consider modifying, in the “Principal Investment Strategies” sections of the Asset Allocation Portfolios’ Prospectus, references to real estate investment trust securities as equity securities, as real estate investment trusts generally invest more in debt than equity securities. The disclosure states, “The Fund may invest directly in equity securities (including but not limited to real estate investment trust securities)…”.

Response: The Trust has represented that investing in real estate investment trusts is not a principal investment strategy of the Fund. As a result, the following revision has been made to this sentence:

The Fund may invest directly in equity securities, fixed-income securities (including but not limited to high-yield securities and U.S. Government securities), derivatives (including but not limited to futures, forwards and options), cash and cash equivalents.

38.       Comment: For the Asset Allocation Portfolios, please disclose where appropriate the limits imposed by Section 12(d)(1) of the 1940 Act.

Response: The Funds’ Statement of Additional Information (“SAI”) states: “The 1940 Act also limits the amount that the Funds may invest in other investment companies prohibiting each Fund from: (i) owning more than 3% of the total outstanding voting stock of a single other investment company; (ii) investing more than 5% of its total assets in the securities of a single other investment company; and (iii) investing more than 10% of its total assets in securities of all other investment companies, except in certain specific instances set forth in the 1940 Act or the rules thereunder, or certain instances where the other investment companies have obtained an exemption from the applicable provisions of the 1940 Act (e.g. ETFs).” The Trust believes this is sufficient disclosure.

39.       Comment: Please consider adding to the “Principal Risks” sections of the Asset Allocation Portfolios’ Prospectus the risks associated with ETFs and high-yield investments.

Response: With respect to ETFs, the following principal risk has been added:

“Exchange-Traded Funds Risk: ETFs charge their own fees and expenses; thus, shareholders of the Fund will bear extra costs, such as duplicative management fees, brokerage commissions and related charges, when the Fund invests in ETFs. In addition, there may from time to time be a significant discrepancy between the net asset value of an ETF and the price at which the ETF trades on an exchange.”

With respect to high-yield securities, the Trust respectfully declines to make this change. The “Instruments, Investment Techniques and Risks” section of the Prospectus lists high-yield/high-risk bonds as applicable for the Asset Allocation Portfolios and identifies the principal risks associated with high-yield/high-risk bonds. The Trust respectfully submits this is sufficient disclosure with respect to high-yield/high-risk bonds for the Asset Allocation Portfolios.

B.	Comments Applicable to Particular Funds

1.         Comment: For HighMark Balanced Fund, please consider including disclosure regarding the principal risks associated with investing in mortgage-backed and asset-backed securities.

Response: The “Principal Risks” section of HighMark Balanced Fund includes Credit Risk, a principal risk of investing in mortgage-backed and asset-backed securities. The following additional principal risks associated with investing in mortgage-backed and asset-backed securities have been added:

“Prepayment/Call Risk. The risk that an issuer will repay a security’s principal at an unexpected time. Prepayment and call risk are related, but differ somewhat. Prepayment risk is the chance that a large number of the mortgages underlying a mortgage-backed security will be refinanced sooner than the investor had expected. Call risk is the possibility that an issuer will “call” – or repay – a high-yielding bond before the bond’s maturity date. In both cases, the investor is usually forced to reinvest the proceeds in a security with a lower yield. This turnover may result in taxable capital gains and, in addition, may lower a portfolio’s income. If an investor paid a premium for the security, the prepayment may result in an unexpected capital loss.

Prepayment and call risk generally increase when interest rates decline, and can make a security’s yield as well as its market price more volatile. Generally speaking, the longer a security’s maturity, the greater the prepayment and call risk it poses.”

“Regulatory Risk. The risk that federal and state laws may restrict an investor from seeking recourse when an issuer has defaulted on the interest and/or principal payments it owes on its obligations. These laws include restrictions on foreclosures, redemption rights after foreclosure, federal and state bankruptcy and debtor relief laws, restrictions on “due on sale” clauses, and state usury laws.”

2.         Comment: In the “Principal Investment Strategies” section of HighMark Balanced Fund, please condense the three paragraphs starting with “To select bonds for the Fund…” and consider moving some of the disclosure to the section required by Item 9 of Form N-1A.

Response: Because of time constraints, the Trust will take this comment into consideration during the next amendment to the registration statement relating to HighMark Balanced Fund.

3.      Comment: In the EFIAA Retail Prospectus, for HighMark Balanced Fund and HighMark Large Cap Value Fund, the performance for Class A, Class B and Class C Shares is based on the performance of Fiduciary Shares for certain periods. Please adjust the performance shown during those periods to reflect the 12b-1 fees that would have been charged to Class A, Class B and Class C Shares.

Response: The Trust understands that this method of calculating performance for HighMark Balanced Fund and HighMark Large Cap Value Fund in the EFIAA Retail Prospectus is permitted by SEC guidance, as long as the performance information is accompanied by adequate disclosure. Because of time constraints, the Trust will take this comment into consideration during the next amendment to the registration statement relating to HighMark Balanced Fund and HighMark Large Cap Value Fund.

4.      Comment: In the “Principal Investment Strategies” section of HighMark Cognitive Value Fund, please clarify what “lesser extent” means in the following sentence: “The Fund will, under normal market conditions, invest its assets primarily in common and preferred stocks of small capitalization value companies similar to those found in the S&P SmallCap 600/Citigroup Value Index and, to a lesser extent, in common and preferred stocks of microcap companies whose market capitalization is less than the minimum market capitalization of companies included in the S&P SmallCap 600/Citigroup Value Index.” In addition, please clarify whether there is a minimum market capitalization of the companies in which the Fund may invest.

Response: The sentence has been revised as follows:

“The Fund will, under normal market conditions, invest its assets primarily in common and preferred stocks of small capitalization value companies similar to those found in the S&P SmallCap 600/Citigroup Value Index. Under normal market conditions, the Fund may invest up to 25% of the Fund’s assets in common and preferred stocks of microcap companies whose market capitalization, measured at the time of purchase, is less than the minimum market capitalization of companies included in the S&P SmallCap 600/Citigroup Value Index. There is no minimum market capitalization of the companies in which the Fund may invest.”

5.      Comment: In the “Principal Investment Strategies” section of HighMark Cognitive Value Fund, please condense the two paragraphs starting with “As part of the portfolio management of the Fund…” and consider moving some of the disclosure to the section required by Item 9 of Form N-1A.

Response: Because of time constraints, the Trust will take this comment into consideration during the next amendment to the registration statement relating to HighMark Cognitive Value Fund.

6.      Comment: Please consider disclosing to what extent HighMark Cognitive Value Fund and HighMark Enhanced Growth Fund will invest in derivatives and whether there are any limitations on the use of derivatives for speculative purposes. Please also confirm supplementally that derivatives are a principal investment strategy for the Funds. Please see generally the letter from the SEC to the Investment Company Institute dated July 30, 2010 regarding derivatives disclosure (the “ICI Letter”).

Response: The “Principal Investment Strategies” section for HighMark Cognitive Value Fund states, “The Fund may also invest in hedging and other derivative instruments, such as options, futures and certain other derivative instruments, to manage investment risk or to serve as a substitute for underlying security positions.” The “Principal Investment Strategies” section for HighMark Equity Income Fund states, “Under normal market conditions, the Fund may invest up to 20% of its assets in various other instruments, including, but not limited to, American Depositary Receipts, preferred stocks, bonds, and index futures contracts and index options, including options on futures contracts, and other derivatives.” The disclosure has not been modified to disclose to what extent the Funds will invest in derivatives or to impose any limitations on the speculative use of derivatives because the Funds’ use of derivatives may vary significantly depending on market conditions, among other factors, and, at this time, the Funds’ portfolio managers cannot predict how much of each Fund’s assets will be invested in derivatives. The Trust has confirmed that derivatives are a principal investment strategy for HighMark Cognitive Value Fund and HighMark Enhanced Growth Fund. As mentioned in comment number 15 to Section A above, a principal risk regarding investing in derivatives has been added for each Fund that discloses that derivatives are a principal investment strategy of such Fund.

7.      Comment: For HighMark Core Equity Fund, please consider adding an emerging markets principal risk if investing in emerging markets is a principal investment strategy for the Fund.

Response: The Trust has confirmed that investing in emerging markets is not a principal investment strategy of HighMark Core Equity Fund; therefore, an emerging markets principal risk has not been added.

8.      Comment: In the “Principal Investment Strategies” section of HighMark Enhanced Growth Fund, please consider clarifying the phrases “sub sector of the market” and “other industries as needed” in the following sentence: “It is expected that, under normal market conditions, the Fund will invest in established companies in the semiconductor, semiconductor equipment, hardware, software, services, communications and biotechnology sub sectors of the market, and in other industries as needed.”

Response: The sentence has been revised as follows:

“It is expected that, under normal market conditions, the Fund will invest in established companies in the semiconductor, semiconductor equipment, hardware, software, services, communications and biotechnology sectors, and may invest in other sectors if determined by the Fund’s sub-adviser to be in the shareholders’ best interests.”

9.         Comment: In the “Principal Investment Strategies” section of HighMark Enhanced Growth Fund, please clarify the phrase “appropriate risk profile generally relative to the NASDAQ-100 Index” in the following disclosure:

“The sub-adviser seeks to add value to the Fund’s portfolio through stock selection while maintaining an appropriate risk profile generally relative to the NASDAQ-100 Index. As of September 30, 2010, the market capitalization of companies that issue stocks included in the NASDAQ-100 Index ranged from approximately $2.7 billion to $259 billion.”

Please also explain whether the Fund will invest in companies with market capitalizations within the range mentioned.

Response: The paragraph has been revised as follows:

“The sub-adviser seeks to add value to the Fund’s portfolio through stock selection while maintaining a risk profile similar to that of the NASDAQ-100 Index and the S&P North American Technology Sector Index. As of September 30, 2010, the market capitalization of companies that issue stocks included in the NASDAQ-100 Index and the S&P North American Technology Sector Index ranged from approximately $2.7 billion to $259 billion and $379 million to $259 billion, respectively. The Fund will invest primarily in companies with market capitalizations within the market capitalization ranges of companies included in the NASDAQ-100 Index and/or the S&P North American Technology Sector Index.”

The disclosure regarding the S&P North American Technology Sector Index has been added at the request of the Fund’s sub-adviser.

10.       Comment: Please consider disclosing to what extent HighMark Enhanced Growth Fund will invest in derivatives and whether there are any limitations on the Fund’s use of derivatives.

Response: The “Principal Investment Strategies” section for HighMark Enhanced Growth Fund states, “The Fund may also invest in hedging and other derivative instruments, such as options, futures and certain other derivative instruments, to manage investment risk or to serve as a substitute for underlying security positions.” The disclosure has not been modified to disclose to what extent the Fund will invest in derivatives or any limitations on the Fund’s use of derivatives because the Fund’s use of derivatives may vary significantly depending on market conditions, among other factors, and, at this time, the Fund’s portfolio manager cannot predict how much of the Fund’s assets will be invested in derivatives.

As mentioned in comment number 15 to Section A above, a principal risk regarding investing in derivatives has been added for each Fund that discloses that derivatives are a principal investment strategy of such Fund.

11.        Comment: For HighMark Enhanced Growth Fund, HighMark Equity Income Fund and HighMark NYSE Arca Tech 100 Index Fund, if such Funds have a policy to concentrate the Fund’s investments in an industry or group of industries, as described in Section 8(b)(1)(E) of the 1940 Act, please confirm that such concentration policy is included in the “Principal Investment Strategies” section of the Fund’s Prospectus. For these Funds, in the “Principal Risks” section, please change the heading “Industry/Sector Risk” to “Concentration Risk.”

Response: HighMark Enhanced Growth Fund may not concentrate investments in a particular industry or group of industries, as concentration is defined or interpreted under the 1940 Act, or the rules and regulations thereunder. As a result, for this Fund no disclosure has been added to the Fund’s “Principal Investment Strategies” section regarding concentration, and the Fund has not changed the heading “Industry/Sector Risk” to “Concentration Risk,” as doing so may confuse readers as to whether such Fund is concentrated for purposes of the 1940 Act.

HighMark Equity Income Fund may concentrate investments in the financial services sector.
Item 9(b)(1) of Form N-1A states, “Disclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).” The relevant sentence in the Fund’s “Principal Investment Strategies” section has been revised slightly as follows:

“The Fund is permitted to invest more than 25% of the Fund’s assets in common stocks of companies which operate in the financial services sector.”

The Trust respectfully submits that this disclosure is responsive to the requirement in Item 9(b)(1) of Form N-1A. For HighMark Equity Income Fund, the heading “Industry/Sector Risk” has been changed to “Concentration Risk” as requested.

HighMark NYSE Arca Tech 100 Index Fund may concentrate investments in the technology sector. The relevant sentence in the Fund’s “Principal Investment Strategies” section has been revised slightly as follows:

“Because the NYSE Arca Tech 100 Index includes securities from several technology industries, the Fund is permitted to invest more than 25% of its total assets in securities of companies in the technology sector.”

The Trust respectfully submits that this disclosure is responsive to the requirement in Item 9(b)(1) of Form N-1A. For HighMark NYSE Arca Tech 100 Index Fund, the heading “Industry/Sector Risk” has been changed to “Concentration Risk” as requested.

12.       Comment: The “Principal Investment Strategies” section of HighMark Geneva Mid Cap Growth Fund and HighMark Geneva Small Cap Growth Fund states that “the sub-adviser generally will sell some or all of a company’s stock if … more than 25% of the Fund’s total assets are invested in a single industry.” Please confirm whether this mean that these Funds have a policy to concentrate the Fund’s investments in an industry or group of industries, as described in Section 8(b)(1)(E) of the 1940 Act. If these Funds do have a concentration policy, please disclose this policy and consider adding a concentration principal risk.

Response: HighMark Geneva Mid Cap Growth Fund and HighMark Geneva Small Cap Growth Fund may not concentrate investments in a particular industry or group of industries, as concentration is defined or interpreted under the 1940 Act, or the rules and regulations thereunder. The sentence has been revised as follows:

“While it may not always do so, the sub-adviser generally will sell some or all of a company’s stock if: (a) the sub-adviser perceives a major change in the long-term outlook for the company or its industry, (b) the stock becomes extremely overvalued based on the sub-adviser’s proprietary valuation model or (c) the market value of the particular holding represents more than 5% of the Fund’s total assets.”

13.       Comment: For HighMark Equity Income Fund, please explain what is intended by the phrase “industry sector.”

Response: The Fund uses the phrase “industry sector” in its “Principal Investment Strategies” section as follows: “The sub-adviser then assigns each stock within the investable universe into its appropriate GICS industry sector. The sub-adviser ranks each stock within each of the GICS industry sectors by its dividend yield – highest dividend yield to lowest dividend yield. The sub-adviser seeks to invest in stocks that provide a yield that exceeds the average yield of its representative industry sector.”

The Global Industry Classification Standard (“GICS”) structure consists of certain sectors, industry groups, industries and sub-industries into which Standard & Poor’s has categorized all major public companies. The phrase “industry sector” refers to the classifications within the GICS structure.

14.       Comment: In HighMark Fundamental Equity Fund’s “Principal Investment Strategies” section, please disclose the other investment companies in which the Fund will invest. Please consider whether investing in other investment companies is a principal risk for this Fund.

Response: Although the Fund may invest in other investment companies, the Fund does not invest in other investment companies as a principal investment strategy; therefore the requested change has not been made. Similarly, investing in other investment companies has not been added as a principal risk for this Fund.

15.       Comment: Please disclose whether HighMark Fundamental Equity Fund is a growth-style fund or a value-style fund.

Response: The following sentence has been added to the “Principal Investment Strategies” section of HighMark Fundamental Equity Fund:

“The Fund combines both growth- and value-style investing.”

16.       Comment: For HighMark Fundamental Equity Fund, please include an emerging market principal risk.

Response: The following disclosure has been added as a principal risk for the Fund:

“Emerging Market Risk: The Fund’s investment in emerging markets will cause it to face higher political, foreign investment and market risks. In addition, profound social changes and business practices that depart from norms in developed countries’ economies have hindered the orderly growth of emerging economies and their stock markets in the past. High levels of debt tend to make emerging economies heavily reliant on foreign capital and vulnerable to capital flight.”

17.       Comment: In the “Principal Investment Strategies” section of HighMark Geneva Mid Cap Growth Fund, please consider adding the following disclosure defining medium capitalization U.S. companies:

“The Fund’s investment focus is on U.S. companies whose market capitalization is generally within the market capitalization range of the companies represented in the Russell Midcap Index at time of purchase (“medium capitalization U.S. companies”)…”

Response: The requested change has been made.

18.       Comment: Please revise the principal risk of HighMark Geneva Mid Cap Growth Fund entitled “Small and Medium-Sized Company Stock Risk,” as there is no mention of small-sized companies in the “Principal Investment Strategies” section of the Fund.

Response: The principal risk has been revised as follows:

“Medium-Sized Company Stock Risk: Investing in medium-sized companies is generally more risky than investing in large companies, for a variety of reasons. Many medium-sized companies are young and have limited track records. They also may have limited product lines, markets or financial resources. They may, in addition, be more vulnerable to adverse business or economic developments than larger companies. Stocks issued by medium-sized companies tend to be less liquid and more volatile than stocks of larger companies or the market averages in general. In addition, medium-sized companies may not be well-known to the investing public, may not have institutional ownership, and may have only cyclical, static, or moderate growth prospects. The performance of a fund that concentrates on medium-sized companies may be more volatile than that of a fund that invests primarily in larger companies.”

19.        Comment: For HighMark Geneva Mid Cap Growth Fund, please clarify why there is a principal risk on ETFs when it appears there is no mention of ETFs in the “Principal Investment Strategies” section.

Response: Please note that the Fund’s “Principal Investment Strategies” section states: “The Fund may also invest up to 10% of its assets in exchange-traded funds (‘ETFs’).” As a result, the Trust submits that it is appropriate to include a principal risk on ETFs.

20.        Comment: In the “Principal Investment Strategies” section of HighMark Geneva Small Cap Growth Fund, please consider adding the following disclosure defining small capitalization U.S. companies:

“The Fund’s investment focus is on U.S. companies whose market capitalization is generally within the market capitalization range of the companies represented in the Russell 2000 Index at time of purchase (“small capitalization U.S. companies”)…”

Response: The requested change has been made.

21.        Comment: In the “Principal Investment Strategies” section of HighMark Geneva Small Cap Growth Fund’s Prospectuses, please condense the disclosure starting with “In selecting growth stocks for the Fund…” through “(d) more than 25% of the Fund’s total assets are invested in a single industry” and consider moving some of the disclosure to the section required by Item 9 of Form N-1A.

Response: Because of time constraints, the Trust will take this comment into consideration during the next amendment to the registration statement relating to HighMark Geneva Small Cap Growth Fund.

22.        Comment: The “Principal Investment Strategies” section for HighMark International Opportunities Fund states that the Fund’s holdings will be spread across multiple industries and geographic regions. The Fund also includes a non-diversification principal risk. Please explain supplementally this incongruity.

Response: The Trust has determined that, as a result of the manner in which the Fund has been managed for at least the last three years, the Fund is now a “diversified company” as defined in Section 5 of the 1940 Act. Accordingly, all references in the Prospectus and the SAI to the Fund being non-diversified have been removed.

23.       Comment: Please state that HighMark International Opportunities Fund will invest at least 30% of its assets in equity securities of non-U.S. companies.

Response: The following disclosure has been added to the “Principal Investment Strategies” section of the Fund:

“Under normal circumstances, HighMark International Opportunities Fund will invest at least 30% of its assets, measured at the time of purchase, in equity securities of non-U.S. companies.”

24.       Comment: The “Performance Information” section of HighMark International Opportunities Fund states, “In the case of Class A Shares and Class C Shares, the historical performance information shown below for periods prior to April 3, 2006 reflects the Class M Shares (which reflect the historical performance of the Predecessor Fund) adjusted for Rule 12b-1 fees, shareholder servicing fees and expenses applicable to Class A and Class C Shares of the Fund.” Please disclose whether these adjustments for fees and expenses applicable to Class A and Class C Shares include front-end and contingent sales charges.

Response: The sentence in the “Performance Information” section has been revised as follows:

“In the case of Class A Shares and Class C Shares, the historical performance information shown above for periods prior to April 3, 2006 reflects the Class M Shares (which reflect the historical performance of the Predecessor Fund) adjusted for the maximum sales charge applicable to Class A Shares and the maximum contingent sales charge applicable to Class C Shares, Rule 12b-1 fees, shareholder servicing fees and expenses applicable to Class A and Class C Shares of the Fund.”

Similar revisions have been made for other Funds that were unclear as to whether adjustments had been made for front-end and contingent sales charges.

25.       Comment: For HighMark International Opportunities Fund in the “Average Annual Total Returns” table, please explain supplementally whether the performance information for the MSCI All Country World ex-U.S. Index and the MSCI EAFE Index is shown net or gross of fees, expenses and taxes.

Response: The MSCI All Country World ex-U.S. Index’s performance is shown gross of fees, expenses and taxes. The MSCI EAFE Index is a new index for this Fund, and it was recently determined that the performance of the MSCI EAFE Index will be shown gross of fees and expenses, but net of taxes on distribution. The relevant disclosure in the Average Annual Total Returns table has been revised as follows:

“MSCI All Country World ex-U.S. Index (reflects no deduction for fees, expenses or taxes)”

“MSCI EAFE Index (reflects no deduction for fees or expenses)

26.        Comment: Please explain supplementally the following statement in the “Performance Information” section of HighMark International Opportunities Fund. Please consider deleting this statement.

“The performance figures of the Fund have been restated to reflect the deduction of an advisory fee at an assumed 1% annual rate from inception to 9/30/93.”

Response: The Trust has represented the following:

Bailard, Inc. (“Bailard”), the investment sub-adviser to the Fund and the investment adviser to the predecessor fund of the Fund, Bailard International Equity Fund (the “Predecessor Fund”), did not impose an advisory fee (or waived the fee entirely) for the services it provided to the Predecessor Fund prior to September 30, 1993. The Predecessor Fund was offered exclusively to advisory clients of Bailard, and Bailard imposed an advisory fee on the individual accounts of its clients. The staff of the SEC during an examination of Bailard concluded that this arrangement effectively caused the performance of the Predecessor Fund to be overstated relative to other funds that charged an advisory fee, and the SEC staff requested that, for purposes of calculating the Predecessor Fund’s performance, Bailard assume an advisory fee at a 1% annual rate from inception of the Predecessor Fund to September 30, 1993. The SEC staff requested that this assumption be disclosed in the Predecessor Fund’s prospectus.

On the basis of the foregoing, the Trust respectfully declines to delete the above-mentioned sentence.

27.        Comment: For HighMark International Opportunities Fund, in the section of the Prospectus responding to the requirements of Item 9 of Form N-1A, please disclose how the Fund defines non-U.S. companies.

Response: The following disclosure has been added to the Fund’s “Principal Investment Strategies” section:

“HighMark International Opportunities Fund defines a non-U.S. company as one that is organized under the laws of, or has its principal office in, a country other than the United States; derives 50% or more of its revenue from goods produced, services performed or sales made outside of the United States; has 50% or more of its assets located outside of the United States; or has securities that are traded primarily on any securities market located in a country other than the United States.”

28.        Comment: For HighMark Large Cap Growth Fund, the “Principal Investment Strategies” section states that portfolio holdings are reviewed for possible sale if the stock is no longer considered undervalued. Please explain supplementally how this is consistent with the Fund being a growth-style fund.

Response: While the Fund is a growth-style fund, the Fund’s portfolio managers do consider valuations, including whether a stock is undervalued or overvalued, when determining whether to sell a stock. The Trust respectfully submits that this is not inconsistent with the Fund being a growth-style fund.

29.       Comment: Please explain how investing in bonds can be consistent with HighMark Large Cap Growth Fund being a large cap growth fund.

Response: While the Fund reserves the ability to invest in bonds, under normal market conditions the Fund will invest at least 80% of its assets in stocks of large capitalization companies. As a result, the Trust respectfully submits that this ability to invest in bonds is not inconsistent with this Fund being a large cap growth fund.

30.       Comment: The investment objective of NYSE Arca Tech 100 Index Fund is “[t]o seek long-term capital appreciation.” Since the Fund is an index fund tracking the total return of the NYSE Arca Tech 100 Index (the “Index”), its investment objective should be to match the Index. The Fund will not match the Index and the Fund’s investment objective at the same time if the Fund follows the Index in declining markets.

Response: The Fund’s investment objective has been revised as follows:

“To track the total return of the NYSE Arca Tech 100 Index, before deducting for Fund expenses.”

31.       Comment: Please explain supplementally what is intended by the NYSE Arca Tech 100 Index Fund seeking to have a “total return” that tracks the total return of the NYSE Arca Tech 100 Index.

Response: The Fund considers share price appreciation and dividends earned in comparing itself to the Index.

32.       Comment: In the “Principal Investment Strategies” section of the NYSE Arca Tech 100 Index Fund, please explain the phrase “invests primarily in substantially all” in the following sentence:

“To pursue its principal investment strategy, the Fund under normal market conditions invests primarily in substantially all of the component securities included in the NYSE Arca Tech 100 Index in approximately the same proportions as they are represented in the NYSE Arca Tech 100 Index.”

Response: The phrase “invests primarily in substantially all” means that the Fund primarily invests its assets in the component securities of the Index, and that the Fund will invest in substantially all of the component securities of the Index. The sentence has been revised slightly as follows:

“To pursue its principal investment strategy, the Fund under normal market conditions invests substantially all of its assets in substantially all of the component securities included in the NYSE Arca Tech 100 Index in approximately the same proportions as they are represented in the NYSE Arca Tech 100 Index.”

33.       Comment: For HighMark Small Cap Advantage Fund, please consider adding a principal risk regarding investments in other investment companies, as the Fund’s “Principal Investment Strategies” section states that the Fund may invest in other investment companies, including closed-end funds.

Response: The Fund’s portfolio managers have represented that the Fund does not as a principal investment strategy invest in other investment companies, other than ETFs, which is separately disclosed. As a result, the Fund’s “Principal Investment Strategies” section has been revised as follows:

“The Fund may also invest in derivatives (including equity index futures) and exchange-traded funds (“ETFs”) as warranted. Derivatives, particularly index futures and options, may be used by the Fund to shift style or size exposure, as well as efficiently manage cash flow from shareholder redemptions or subscriptions.”

34.       Comment: Please make the following revision in the “Principal Investment Strategies” section of HighMark Small Cap Advantage Fund: “In addition to holdings in primarily small-cap U.S. equity securities, the Fund may invest up to 20% of the Fund’s assets in foreign securities, including American Depositary Receipts and locally traded securities (which may include up to 5% of the Fund’s assets in emerging market securities).”

Response: The requested change has been made.

35.       Comment: The “Principal Investment Strategies” section of HighMark Small Cap Value Fund states that the Fund’s portfolio managers favor companies exhibiting positive momentum in their share price or earnings. Please explain how this criteria is consistent with value-style investing.

Response: The Fund’s portfolio managers first identify companies that are undervalued relative to current market averages and/or the stock’s own historic norms. Once this value-style selection process has been completed, the portfolio managers consider other factors, including earnings growth. Because of the initial value-style screening, the Trust respectfully submits that it is not inconsistent for the portfolio managers of this value-style fund to consider earnings growth as one consideration in selecting stocks.

36.       Comment: The “Principal Investment Strategies” section for HighMark Value Momentum Fund states that the Fund’s portfolio managers screen stocks to eliminate those that demonstrate excessive negative price or earnings momentum. Please explain how this criteria is consistent with value-style investing.

Response: The Fund’s portfolio managers first identify stocks they believe are undervalued relative to the market and to the security’s historic valuation. Once this value-style selection process has been completed, the portfolio managers then screen these stocks to eliminate those that demonstrate excessive negative price or earnings momentum. The Fund’s portfolio managers have represented that they use the momentum screens to attempt to screen out companies with excessively negative momentum in an effort to avoid buying “value traps”. Value traps are generally defined as stocks that look cheap on current valuation measures but have deteriorating fundamentals that ultimately pressure the earnings, cash flows, product market share or operating and/or financial leverage. Because of the initial value-style screening and the fact that the Fund’s portfolio managers are, with respect to this screen, only screening out companies with excessively negative momentum, the Trust respectfully submits that this screen is not inconsistent with value-style investing.

37.       Comment: The “Principal Investment Strategies” section of HighMark Bond Fund states that the Fund invests primarily in bonds, which include, among other investments, investment-grade bonds backed by the interest and principal payments of various types of mortgages (“MBS”) and investment grade bonds backed by the interest and principal payments on loans for other types of assets (“ABS”). Please confirm that investment-grade MBS and ABS are still available for investment, given the financial credit crisis that began in 2008. Please also consider adding more disclosure regarding MBS and ABS.

Response: The Fund’s investment adviser has confirmed that investment-grade MBS and ABS are still available for investment, especially in the secondary market. The following disclosure has been added in the “Principal Risks” section:

“Credit Risk: The risk that the issuer of a security, or the counterparty to a contract, will default or otherwise become unable to honor a financial obligation. Generally speaking, the lower a security’s credit rating, the higher its credit risk. With respect to mortgage-backed and asset-backed securities, enforcing rights against the underlying assets or collateral on such securities may be difficult, and the underlying assets or collateral may be insufficient if the issuer defaults. Mortgage-backed and asset-backed securities may be subject to significant credit risk during declining economic cycles.”

38.       Comment: In the “Principal Risks” section of HighMark Bond Fund, please consider adding risk disclosure on investing in foreign securities.

Response: Foreign investment risk has been added as a principal risk for the Fund, as follows:

“Foreign Investment Risk: Compared with investing in the United States, investing in foreign markets involves a greater degree and variety of risk. Investors in foreign markets may face delayed settlements, currency controls and adverse economic developments as well as higher overall transaction costs. In addition, fluctuations in the U.S. dollar’s value versus other currencies may erode or reverse gains from investments denominated in foreign currencies or widen losses. For instance, foreign governments may limit or prevent investors from transferring their capital out of a country. This may affect the value of your investment in the country that adopts such currency controls. Exchange rate fluctuations also may impair an issuer’s ability to repay U.S. dollar denominated debt, thereby increasing the credit risk of such debt. Finally, the value of foreign securities may be affected by incomplete or inaccurate financial information about their issuers, smaller and less liquid securities markets, social upheavals or political actions ranging from tax code changes to governmental collapse.”

39.       Comment: Please clarify what the “certain conditions” are under which HighMark California Intermediate Tax-Free Bond Fund may invest more than 20% of its assets in bonds not exempt from federal or California state taxes.

Response: The following revision has been made in the “Principal Investment Strategies” section of the Fund:

“Under certain conditions, such as if there is a temporary lack of bonds available that are exempt from federal and California state taxes and that fit within the Fund’s investment restrictions, the Fund may temporarily invest more than 20% of its assets in bonds not exempt from federal or California state taxes, which would make it more difficult for the Fund to achieve its goals.”

40.       Comment: In the “Principal Investment Strategies” sections of HighMark California Intermediate Tax-Free Bond Fund and HighMark National Intermediate Tax-Free Bond Fund, please consider clarifying the phrase “related options” in the paragraph beginning, “The Fund also may invest in futures and options on futures[.]”

Response: The paragraph has been revised as follows:

“The Fund also may invest in futures and options on futures for the purpose of achieving the Fund’s objectives and for adjusting portfolio duration. The Fund may invest in futures and options on futures based on any type of security or index traded on U.S. or foreign exchanges or over the counter, as long as the underlying security, or securities represented by an index are permitted investments of the Fund. The Fund may enter into futures contracts and options on futures only to the extent that obligations under such contracts or transactions represent not more than 10% of the Fund’s assets.”

41.       Comment: The “Principal Investment Strategies” section for HighMark California Intermediate Tax-Free Bond Fund states that the Fund may enter into futures contracts and related options only to the extent that obligations under such contracts or transactions represent not more than 10% of the Fund’s assets. Please consider whether this should be removed as a principal investment strategy for the Fund.

Response: Instruction 2 to Item 9(b)(1) of Form N-1A states: “Whether a particular strategy, including a strategy to invest in a particular type of security, is a principal investment strategy depends on the strategy’s anticipated importance in achieving the Fund’s investment objectives, and how the strategy affects the Fund’s potential risks and returns. In determining what is a principal investment strategy, consider, among other things, the amount of the Fund’s assets expected to be committed to the strategy, the amount of the Fund’s assets expected to be placed at risk by the strategy, and the likelihood of the Fund’s losing some or all of those assets from implementing the strategy.” The Trust respectfully submits that since the Fund may invest up to 10% of its assets in futures contracts and options on futures, it is reasonable for the Fund to consider this a principal investment strategy. As a result, no change has been made.

42.       Comment: Please confirm supplementally whether HighMark California Intermediate Tax-Free Bond Fund can concentrate its investments in securities paying interest from similar types of projects or similar types of industrial development bonds.

Response: HighMark California Intermediate Tax-Free Bond Fund may not concentrate investments in a particular industry or group of industries, as concentration is defined or interpreted under the 1940 Act, or the rules and regulations thereunder.

43.       Comment: In the “Principal Risks” sections of HighMark California Intermediate Tax-Free Bond Fund and HighMark National Intermediate Tax-Free Bond Fund, please consider adding disclosure on credit risk.

Response: The following principal risk has been added to HighMark California Intermediate Tax-Free Bond Fund:

“Credit Risk: The risk that the issuer of a security, or the counterparty to a contract, will default or otherwise become unable to honor a financial obligation. Generally speaking, the lower a security’s credit rating, the higher its credit risk.”

HighMark National Intermediate Tax-Free Bond Fund already has the foregoing risk so no change has been made.

44.       Comment: In the “Principal Risks” sections of HighMark California Intermediate Tax-Free Bond Fund and HighMark National Intermediate Tax-Free Bond Fund, please consider describing the alternative minimum tax as a risk.

Response: The “Tax Information” section for both Funds states that a portion of the Fund’s distributions may be subject to the federal alternative minimum tax. The Trust respectfully submits that this is sufficient disclosure, and therefore the requested change has not been made.

45.       Comment: Please explain under what conditions HighMark National Intermediate Tax-Free Bond Fund may temporarily invest more than 20% of its assets in bonds not exempt from federal income taxes, as it is unusual for tax-free funds to invest in bonds subject to income tax.

Response: The following revision has been made in the “Principal Investment Strategies” section of the Fund:

Under certain conditions, such as if there is a temporary lack of bonds available that are exempt from federal taxes and that fit within the Fund’s investment restrictions, the Fund may temporarily invest more than 20% of its assets in bonds not exempt from federal income taxes, which would make it more difficult for the Fund to achieve its goals.”

46.       Comment: For HighMark National Intermediate Tax-Free Bond Fund, please explain supplementally the phrase “under normal market conditions” in the following sentence: “Investors who may be subject to the alternative minimum tax (“AMT”) should note that the portfolio managers will invest at least 80% of the Fund’s assets in bonds that pay interest exempt from the AMT under normal market conditions.”

Response: Rule 35d-1(a)(4) under the 1940 Act requires that a fund with a name suggesting that the fund’s distributions are exempt from federal income tax adopt a fundamental policy to invest “under normal circumstances” at least 80% of the value of the fund’s assets in investments the income from which is exempt from federal income tax. The phrase “under normal market conditions” in the Prospectuses for HighMark National Intermediate Tax-Free Bond Fund is intended to have a similar meaning as the phrase “under normal circumstances” in Rule 35d-1.

47.       Comment: For HighMark National Intermediate Tax-Free Bond Fund, please consider describing the risks that would be applicable if the Fund were to temporarily invest more than 20% of its assets in bonds not exempt from federal income taxes.

Response: The “Principal Investment Strategies” section states that if the Fund invests more than 20% of its assets in bonds not exempt from federal income taxes, this would make it more difficult for the Fund to achieve its goals. The Fund’s investment objective and goal is to seek to provide high current income that is exempt from federal income tax. The Trust respectfully submits that this disclosure describes the risk associated with investing in bonds not exempt from federal income taxes. As a result, the requested change has not been made.

48.       Comment: For HighMark Short Term Bond Fund, please consider adding disclosure explaining how the portfolio managers make decisions to sell investments.

Response: The following disclosure has been added to the Fund’s “Principal Investment Strategies” section:

“The Fund may sell a security if, among other reasons, the credit quality of the security deteriorates significantly or if a better relative value can be obtained from another security.”

49.        Comment: In the first sentence of the “Principal Investment Strategy” section of HighMark Wisconsin Tax-Exempt Fund, please consider adding disclosure regarding the ratings of the obligations in which the Fund invests.

Response: The fifth paragraph in the “Principal Investment Strategies” section of the Fund includes disclosure regarding the ratings of the obligations in which the Fund invests. That sentence has been revised slightly as follows:

“The Fund invests primarily in tax exempt obligations that are rated investment grade at the time of purchase (i.e., at least Baa3/BBB-) or that are unrated but that the sub-adviser determines, at the time of purchase, are of comparable quality to obligations rated investment grade.”

50.        Comment: The “Principal Investment Strategy” section of HighMark Wisconsin Tax-Exempt Fund states, “Debt obligations issued by or on behalf of a state or territory or its agencies, instrumentalities, municipalities and political subdivisions and certain other governmental issuers, the interest on which is exempt from federal income tax, are referred to as ‘tax exempt obligations.’” Please consider explaining what other types of issuers are intended by the phrase “other governmental issuers,” such as the issuer of an industrial development bond.

Response: The Trust respectfully declines to make this requested change. The Trust considers the phrase “other governmental issuers” to be important, flexible disclosure, as such phrase informs the reader that the list of governmental issuers included in this sentence is not intended to be an exhaustive list of the governmental issuers that may issue tax exempt obligations. With respect to industrial development bonds in particular, it is our understanding that such bonds are usually issued by state and municipal governments, both of which are already included in the list of issuers of tax exempt obligations.

51.        Comment: For HighMark Capital Growth Allocation Fund and HighMark Diversified Equity Allocation Fund, please discuss growth-style investing and disclose the risks associated with growth-style investing.

Response: The “Other Investment Matters” section of the Prospectus states the target investment ranges for the other Funds in which HighMark Capital Growth Allocation Fund and HighMark Diversified Equity Allocation Fund invest, including growth-style Funds. The Prospectus includes the principal investment strategies of the other Funds and describes their investment style. The Trust respectfully submits that this is sufficient disclosure regarding the investment style of HighMark Capital Growth Allocation Fund and HighMark Diversified Equity Allocation Fund, since what is relevant to the investor is the investment style of the Funds in which HighMark Capital Growth Allocation Fund and HighMark Diversified Equity Allocation Fund invest.

Notwithstanding the foregoing, the following principal risk has been added for HighMark Capital Growth Allocation Fund and HighMark Diversified Equity Allocation Fund:

“Investment Style Risk: The risk that the particular type of investment on which the Fund focuses may under-perform other asset classes or the overall market.”

52.        Comment: Please disclose in the “Principal Investment Strategies” sections of HighMark Growth & Income Allocation Fund and HighMark Diversified Equity Allocation Fund how the Fund will use derivatives and what limits are imposed on the Fund’s use of derivatives.

Response: The sentence in the “Principal Investment Strategies” section relating to derivatives has been revised as follows:

“The Fund may invest directly in equity securities (including but not limited to real estate investment trust securities), fixed-income securities (including but not limited to high-yield securities and U.S. Government securities), derivatives (including but not limited to futures, forwards and options for hedging and speculative purposes), cash and cash equivalents.”

The same revision has been made for the other Asset Allocation Portfolios.

The “Other Investment Matters” section of the Prospectus states that the target investment range for investments that are not other funds (which would include derivatives) is 0%-15%. The Trust respectfully submits that this is sufficient disclosure as to the Fund’s use of derivatives.

C.         Comments Specifically Applicable to the Money Market Funds

1.          Comment: In the footnote to the Annual Fund Operating Expenses table explaining the fee waivers and expense reimbursements of the Money Market Funds, please consider deleting the sentence, “In addition to the current expense limitations described above, the Adviser may also waive fees and/or reimburse expenses in excess of its current fee waiver or reimbursement commitment to the extent necessary to maintain the net yield of the Fund and/or one or more classes of Shares of the Fund at a certain level as determined by the Adviser.”

Please also consider deleting the last sentence of the footnote, “This recoupment could reduce the Fund’s future yield.”

Response: The Trust respectfully declines to make these changes. The Trust believes that the additional disclosure is important and helpful to shareholders.

2.          Comment: For the Money Market Funds, please consider making the following changes to the first sentence of the second paragraph in the “Principal Investment Strategies” section:

“The Fund’s portfolio managers will maintain a dollar-weighted average maturity of the portfolio of 60 days or less, and a dollar-weighted average life to maturity of the portfolio of 120 days or less.”

Response: The requested changes have been made.

3.          Comment: In the Money Market Funds’ Prospectuses, please consider adding disclosure to the individual Fund summaries or the section responding to the requirements of Item 9 of Form N-1A on the weekly and daily liquidity requirements included in amended Rule 2a-7 under the 1940 Act. In addition, please consider disclosing the restrictions on investing in Second Tier Securities (as defined in Rule 2a-7).

Response: The following disclosure has been added to the “Principal Investment Strategies” section for each Fund:

“As a money market fund, the Fund is subject to the maturity, liquidity, quality and diversification requirements of Rule 2a-7 under the Investment Company Act of 1940, as amended, which are designed to help money market funds maintain a stable share price. These requirements include daily and weekly liquidity obligations and restrictions on investing in securities not rated in the highest credit-quality category for short term securities. Please see the section “Additional Information on Portfolio Investments” in the Fund’s statement of additional information for further information.”

In addition, the following change has been made to the SAI, in the section “Additional Information on Portfolio Investments,” under the sub-heading “Illiquid Securities”:

“In addition, Rule 2a-7 under the 1940 Act prohibits the Money Market Funds from purchasing any security other than the following: cash; direct obligations of the U.S. Government; Government Securities (as defined in the 1940 Act) that are issued by a person controlled or supervised by and acting as an instrumentality of the Government of the United States pursuant to authority granted by the Congress of the United States that are issued at discount to the principal amount to be repaid at maturity and have a remaining maturity 60 days or less; and securities that will mature or are subject to a demand feature that is exercisable and payable within five business days (“Weekly Liquid Assets”), if, immediately after the purchase, the Fund would have invested less than 30% of its total assets in Weekly Liquid Assets. Rule 2a-7 also prohibits the 100% U.S. Treasury Money Market Fund, the Diversified Money Market Fund, the Treasury Plus Money Market Fund and the U.S. Government Money Market Fund from purchasing any security other than the following: cash; direct obligations of the U.S. Government; and securities that will mature or are subject to a demand feature that is exercisable and payable within one business day (“Daily Liquid Assets”), if, immediately after the purchase, the Fund would have invested less than 10% of its total assets in Daily Liquid Assets.”

In addition, the following disclosure has been added to the SAI in the section “Additional Information on Portfolio Investments” under the sub-heading “High Quality Investments with Regard to the Money Market Funds”:

“In addition, each Money Market Fund is prohibited by Rule 2a-7 under the 1940 Act from investing more than 3% of its total assets in Second Tier Securities (and each Second Tier Security must have a remaining maturity of no more than 45 days), with investments in the Second Tier Securities of any one issuer further limited to 0.5% of the Fund’s total assets.”

4.          Comment: Please consider revising the disclosure in the “Principal Investment Strategies” section of HighMark Diversified Money Market Fund’s Prospectuses as follows:

“High quality” securities are those that at least two nationally recognized rating agencies have judged financially strong enough to be included in their highest credit-quality category for short-term securities.

Similarly, please consider adding the above definition of “high quality” to the other Money Market Funds, if appropriate.

Response: The following changes have been made to the Prospectus of HighMark Diversified Money Market Fund:

““High quality” securities are those that at least two nationally recognized rating agencies have judged financially strong enough to be included in their highest credit-quality category for short-term securities (or, if only one nationally recognized rating agency has rated such debt, then by that agency).”

The foregoing sentence also has been added to the Prospectus of HighMark California Tax-Free Money Market Fund after the first sentence of the “Principal Investment Strategies” section.

5.          Comment: In the “Principal Investment Strategies” section of HighMark Treasury Plus Money Market Fund, please consider explaining that reverse purchase agreements are borrowings and not investments in the sentence: “The Fund may also invest in reverse repurchase agreements.”

Response: The sentence has been revised as follows:

“The Fund may also engage in reverse repurchase agreements as a method of creating leverage and for other purposes.”

6.          Comment: In the “Principal Investment Strategies” section of HighMark Treasury Plus Money Market Fund, please consider adding, if appropriate, further disclosure on the Fund’s use of leverage as a principal investment strategy.

Response: As indicated in comment number 5 of this section, the Fund has clarified that it may engage in reverse repurchase agreements as a method of creating leverage. It is because of this use of reverse repurchase agreements that the Fund has included leverage risk as a principal risk. No further changes have been made to the Fund’s “Principal Investment Strategies” section.

7.         Comment: In the Money Market Funds’ Prospectus, please revise the time frame for monthly disclosure of portfolio holdings to within 5 business days (from 10 business days), under the sub-heading “Disclosure of Portfolio Holdings” in the section “Transaction Policies,” to comply with amended Rule 2a-7(c)(12) under the 1940 Act.

Response: The requested change has been made.

D.        Comments Applicable to the SAI

1.         Comment: Please explain supplementally whether the Funds (other than the Money Market Funds) have a fundamental investment policy of not investing more than 15% of their net assets in illiquid securities (and whether the Money Market Funds have a fundamental investment policy of not investing more than 5% of their net assets in illiquid securities). If the Funds do have this fundamental investment policy, please confirm that such policy is included in the Funds’ fundamental investment restrictions in the SAI.

Response: The Funds do not have a fundamental investment policy of not investing more than 15% (in the case of each of the Money Market Funds, not more than 5%) of their net assets in illiquid securities. Each Fund has adopted a non-fundamental policy (which may be changed without shareholder approval) prohibiting the Fund from investing more than 15% (in the case of each of the Money Market Funds, not more than 5%) of its total assets in “illiquid” securities, which policy is summarized in the Prospectus and set forth in its entirety in the SAI.

2.         Comment: Please review generally the disclosure in the SAI in light of the recent amendments to Rule 2a-7 under the 1940 Act.

Response: As discussed in comment number 3 in Section B above, the SAI has been revised to reflect the daily and weekly liquidity requirements now applicable to the Money Market Funds, as well as the revised restrictions on investing in Second Tier Securities (as defined in Rule 2a-7).

3.         Comment: Please consider making the following change to HighMark Diversified Money Market Fund’s fundamental investment restriction number four: “Purchase any securities that would cause more than 25% of the value of the Fund’s total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, or group of industries, provided that…”.

Similarly, please consider making the following change to fundamental investment restriction number two for HighMark Balanced Fund, HighMark Large Cap Growth Fund, HighMark Value Momentum Fund and HighMark Bond Fund: “Purchase any securities that would cause more than 25% of such Fund’s total assets at the time of purchase to be invested in securities of one or more issuers conducting their principal business activities in the same industry, or group of industries, provided that…”.

Response: The Trust respectfully declines to make this change. The Trust’s understanding is that Section 13 of the 1940 Act would require a vote of a majority of the outstanding voting securities of each of the relevant Funds to make this change, which would not be feasible to receive prior to the effective date of this registration statement.

4.          Comment: Please consider adding an explanation of the requirements of Section 18 of the 1940 Act to the fundamental investment restrictions regarding issuing senior securities and lending or borrowing money for HighMark Core Equity Fund, HighMark Small Cap Value Fund, HighMark California Intermediate Tax-Free Bond Fund, HighMark National Intermediate Tax-Free Bond Fund, HighMark Cognitive Value Fund, HighMark Enhanced Growth Fund, HighMark Equity Income Fund, HighMark Fundamental Equity Fund, HighMark Geneva Mid Cap Growth Fund, HighMark Geneva Small Cap Growth Fund, HighMark International Opportunities Fund, HighMark NYSE Arca Tech 100 Index Fund, HighMark Treasury Plus Money Market Fund and HighMark Wisconsin Tax-Exempt Fund.

Response: The Trust respectfully declines to make these changes, as the Trust prefers to leave unchanged the fundamental investment restrictions of the Funds, including explanatory notes regarding those fundamental investment restrictions, unless necessary because of a change in law or circumstances.

Should you have any questions, please do not hesitate to call me at (415) 315-6302. Thank you for your assistance.

Very truly yours,

/s/ Matthew Gaarder

Matthew Gaarder

cc:	Ann Lau, HighMark Capital Management, Inc.
Pamela O’Donnell, HighMark Capital Management, Inc.
Karen Seaman, Union Bank, N.A.
John M. Loder, Ropes & Gray LLP
Gregory C. Davis, Ropes & Gray LLP